Exhibit 99.1

The Rachael Ray Show  Features Syneron’s Breakthrough Wrinkle and Scar Reduction Treatment on Sept. 25 Episode

Sublative Rejuvenation™ by eMatrix™ is changing the face of cosmetic surgery

IRVINE, Calif.—September 25, 2009 – During the Sept. 25 episode of The Rachael Ray Show, Dr. Anthony Youn of Troy, Mich. unveils and demonstrates Sublative Rejuvenation™ by eMatrix™, http://matrixskin.com.  Developed by Syneron™ Medical Ltd. (NASDAQ: ELOS), http://www.syneron.com, an innovator in the development, marketing and sales of elōs™ combined-energy medical aesthetic devices, Sublative Rejuvenation by eMatrix is a new treatment modality that goes beyond current fractional skin ablation and resurfacing methods for wrinkle reduction as well as overall textural improvement and luminosity for all skin types.

Sublative Rejuvenation by eMatrix works by deep dermal heating, via a tiny grid of matrix spots, leaving the majority of the skin’s surface untreated. Post treatment, patients notice a reduction of mild to moderate wrinkles and superficial skin discolorations, as well as a smoother and tighter skin texture.

“In my practice I see a large number of patients with ethnic and darker skin types.  Previously the options for these patients were limited and involved a high-risk of adverse side effects, including post-inflammatory hyper pigmentation,” said Anthony S. Youn, MD, FACS, a board certified plastic surgeon specializing in cosmetic surgery.  “Sublative Rejuvenation by eMatrix opens the doors to safely and effectively address a number of these concerns - from wrinkles and fine lines, overall tone and texture and even acne scaring and stretch marks.”

Sublative Rejuvenation utilizes a fractionated bi-polar radio frequency technology in which heat energy is effectively delivered into the deepest layers of the skin, producing significant skin remodeling with the least amount of disruption to the skin’s surface. Traditional fractional technologies are most aggressive at the skin’s surface causing patients to experience downtime and pain.  Sublative Rejuvenation, however, delivers energy in a way that creates a triangular-shaped pattern of impact where the effected zone on the skin's surface is narrowest and the energy widens as it penetrates deep below the surface. This specific, sublative targeting maximizes results and reduces downtime, making Sublative Rejuvenation the most desirable treatment for wrinkle reduction, overall textural improvement and luminosity for all skin types.

Sublative Rejuvenation introduces a promising new approach to treat the skin by replacing the laser energy with highly-controlled bi-polar radio frequency (RF). The FDA-cleared Sublative Rejuvenation treatment by eMatrix is the only fractional resurfacing device utilizing this form of non-laser based fractional energy, greatly enhancing both safety and results for not only darker, higher risk skin types, but also for skin of all colors. (For more information about skin types see http://matrixskin.com/content/about-skin-types).

To find a Sublative Rejuvenation treatment provider near you or for more information, please visit http://www.matrixskin.com.

Catch new episodes of The Rachael Ray Show every weekday.  For local listings, please visit http://www.rachaelrayshow.com/show-info/showtimes/.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elōs™ combined-energy technology of bi-polar radio frequency and light. The Company's innovative elōs technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, cellulite, circumferential reduction and the treatment of acne, leg veins and laser-assisted lipolysis.  Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American headquarters in Irvine, California, and Asia-Pacific headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at http://www.syneron.com.

Syneron, the Syneron logo, eMatrix, Matrix RF and elōs are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elōs (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:

Angela Leon, Airfoil PR for Syneron
248-304-1445
leon@airfoilpr.com